UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

NIO Day 2023 Held in Xi’an

Smart Electric Executive Flagship ET9 Unveiled

NIO Day 2023, themed “A New Journey”, was successfully held in Xi’an, China on December 23, 2023.

At NIO Day 2023, NIO launched the ET9, a smart electric executive flagship. Smart EVs have reached the pinnacle of technological innovation. NIO remains committed to strategically investing in and developing the full-stack core technologies of smart EVs. The ET9 integrates NIO’s latest advancements in technological research and development, showcasing a perfect package of flagship-style exterior, innovative executive space, leading driving and riding experience, intelligent technology, efficient power solutions, and comprehensive safety standards. Tailored for the new generation of high-end business users, the ET9 is a sophisticated, comfortable, and safe smart electric executive flagship.

The ET9 reshapes the presence of the executive flagship in the era of smart EV. With a length of 5,325mm, a width of 2,016mm, a height of 1,620mm, and a wheelbase of 3,250mm, the ET9 boasts a commanding presence. Adopting the Landjet design, it satisfies users with cabin space, comfort, safety, and steering.

The ET9 adopts a four-seat layout. The innovative “Sky Island” and “Executive Bridge” create exclusive first-class comfort. Inside the “Executive Bridge”, the ET9 offers a 360-degree versatile tray table for the passengers in the rear seats, which can be adjusted at any angle. The first-class rear seats of the ET9 feature 24 self-developed patented technologies, with a maximum backrest adjustment angle of 45 degrees, a seat cushion width of 582mm, and 11 adjustments with one click, providing a benchmark comfort experience. Moreover, the seven electric sunshades can be activated with one click.

The ET9 is an epitome of NIO’s full stack technology layout and global leading technology, bringing together 17 global first-launched technologies, 52 class-leading technologies, and 525 patents applied, setting a new technological benchmark for smart electric vehicles executive flagship.

The ET9 is equipped with SkyRide Intelligent Chassis System, which integrates three core hardware systems - steer-by-wire, rear-wheel steering, and full active suspension for the first time, making it the only fully by-wire controlled intelligent chassis in the world. In the face of complex road conditions, the ET9 can deliver a driving experience akin to traveling on a flat surface.

The ET9 is equipped with Full-Domain 900V Architecture, featuring the highest voltage of 925V, a charging peak power of 600kW, and a charging peak current of 765A. The 900V ultra-fast charging and swapping platform allows fast recharging after a 3-minute battery swap or extending the range by 255km with a 5-minute charge.

The ET9 boasts a self-developed intelligent system, where NIO’s super computing platform Adam 2.0 supports computing functions in six major areas, namely intelligent driving, digital cockpit, intelligent chassis, body, e-powertrain, and cloud. The ET9 is equipped with NIO’s first self-developed 5nm automotive-grade chip for intelligent driving, the NX9031. By integrating Sky OS, NIO’s vehicle operating system, it can achieve a strong combination of computing power and proprietary algorithms. It also enables the sharing of computing resources between intelligent driving and cockpit domains, ensuring ultimate safety and efficiency.

The ET9 incorporates flagship-level safety features covering every aspect of travel safety. Not only does it possess a torsional stiffness of 52,600Nm/deg, but it also expands safety boundaries with the most advanced sensing units and computing capabilities. Designed following aviation-grade safety standards, the ET9 allows for safety redundancy in seven key systems of smart EV, including driving, braking, steering, sensing, computing, communication, and power distribution, setting the global safety benchmark for executive flagships.

The ET9 has been made available for pre-order in China, and the delivery is expected to start in the first quarter of 2025.

At NIO Day 2023, NIO also launched the fourth-generation NIO Power Swap Stations (PSS 4.0) and the 640kW liquid-cooled Power Charger. PSS 4.0 is compatible with multiple brands and reduces the overall swapping time by 22%. Equipped with rooftop photovoltaic systems, PSS 4.0 saves nearly 18,000kWh of electricity annually. NIO 640kW liquid-cooled Power Charger has a maximum current of 765A, maximum voltage of 1,000V, and a peak charging power of 640kW. The charging power can be automatically allocated within the station. In 2024, NIO targets to add 1,000 Power Swap Stations and 20,000 chargers, to further improve the user experience.

This year, the user marketplace was set up outside the Xi’an Olympic Sports Center Stadium. All sales proceeds with NIO Users Trust matching donations at a 1:1 ratio will be donated to Xi’an Charity Association. Additionally, at NIO Day 2023, NIO and NIO Users Trust announced their collaboration with China Charity Federation to launch NIO Climate Change Initiative. NIO and NIO Users Trust will commit a total of RMB 50 million over five years to mitigate disasters and environmental issues caused by global climate change.

“Faced with the complexities of the world, we must adhere to our values, ambition and responsibility, strive for continuous improvement and maintain passion for life and belief in the future,” said NIO’s founder, chairman, and CEO, William Bin Li. “The ET9, our smart electric executive flagship, comprehensively showcases NIO’s research and development capabilities and achievements. The ET9 brings the executive sedan into the era of smart EVs, representing NIO’s determination, confidence, and commitment in leading the premium smart EV market. NIO is committed to delivering high-quality products and services to our users through continuous technological breakthroughs.”

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET9, a smart electric executive flagship, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: December 26, 2023